Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

80 Años


03050977

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, April 2, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Ferreyros board in session held on March 31st 2003, has unanimously approved to sell to Finning all of the shares that it holds on Matreq. The negotiations that were being carried on by the management were approved by the board in November and disclosed as important event in the letter we sent you on November 26.

At the same time, the board gave authority to management to conclude with the negotiations of the terms and conditions that will apply to this operation and formalize the signature of the S&P agreement effective as of April 1st 2003.

Faithfully yours


Ferreyros S.A.A.


MARIELA GARCIA DE FABBRI
Gerente de División Finanzas



Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

80 Años

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, Abril 2th, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Ref: Important Issues

We hereby inform to you that our shareholders meeting held on March 31st 2003, considered the following agenda and agreements:

1. Approval of the Financial Statements and Annual Report corresponding to year 2002.
2. Approval to distribute a cash dividends of S/.2'491,779.80, equal to 50% of the free disposition profits, which corresponds approximately to S/. 0.015395 per share. It was agreed that this dividend will be paid during the next 60 days, on a date to be determined by the board of directors.
3. Approval of capitalization of the following accounts:

a. Capital Re-expression	S/. 3'026,602.18
b. Free disposition profits amounts	S/. 2'491,779.80
c. Issue Premium	S/.40'622,280.00
d. Revaluation surplus	S/. 1'323,915.62
Total	S/.47'464,577.60

After the capitalization, the current capital stock of S/. 178'035,422.40 will increase to S/. 225'500,000.00, represented by 205'000,000 shares with a nominal value of S/. 1.10 each. Consequently 43'149,616 shares will be issued, resulting on an increase of about 26.6601876% in the number of shares.

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

80 Años

4. Approval of the modified article 5 of the Company Bylaws, which refers to Capital Stock, stating that the new capital stock will be S/. 225'500,000.00, divided into 205'000,000 shares of a nominal value of S/. 1.10 each.
5. Similarly as on previous years, approval to delegate in the board of directors the designation of the external auditors, so as their fee.
6. Approval to issue a Corporate Bonds program with a total circulating amount not higher than US$ 50'000,000.00 or its equivalent in Soles, and the issue of a short-term instruments program (Commercial papers) with a total circulating amount not higher than US$ 30'000,000.00 or its equivalent in Soles. Approval to delegate power to the board of directors to establishing all the terms, conditions and characteristics of both issues mentioned before, being allowed to delegate any of its faculties in any company's executive .

Faithfully yours


Ferreyros S.A.A.


MARIELA GARCIA DE FABBRI
Gerente de División Finanzas